

State of Florida
Department of State

I certify from the records of this office that THE HYDROGEN GROUP, INC. is a corporation organized under the laws of the State of Florida, filed on March 29, 2012.

The document number of this corporation is P12000030357.

I further certify that said corporation has paid all fees due this office through December 31, 2021, that its most recent annual report/uniform business report was filed on March 17, 2021, and that its status is active.

I further certify that said corporation has not filed Articles of Dissolution.

Given under my hand and the Great Seal of the State of Florida at Tallahassee, the Capital, this the Seventeenth day of March, 2021

GREAT SEAL OF THE STATE OF FLORIDA
IN GOD WE TRUST

Secretary of State

Tracking Number: 8297799219CC

To authenticate this certificate,visit the following site,enter this number, and then follow the instructions displayed.

https://services.sunbiz.org/Filings/CertificateOfStatus/CertificateAuthentication